UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

New Commerce Bancorp
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

643598 10 5
(CUSIP Number)

Marshall J. Collins, Jr.,
501 New Commerce Court
Greenville, South Carolina 29607
Telephone: (864) 297-6333)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 26, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643598 10 5	13D	Page 2 of 5

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Marshall J. Collins, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,500 - shares of common stock owned directly. 10,000 - shares in the form of warrants and options that the filer has the right to acquire.

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER 41,500 - shares of common stock owned directly. 10,000 - shares in the form of warrants and options that the filer has the right to acquire.

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 643598 10 5	13D	Page 3 of 5

Item 1.    Security and Issuer

        This statement relates to the Common Stock, par value $.01, of New Commerce BanCorp (the “Issuer”), the principal executive offices of which are located at 501 New Commerce Court, Greenville, South Carolina 29607.

Item 2.    Identity and Background

        This statement is being filed by Marshall J. Collins, Jr. (the "Shareholder"), a director of the Issuer, who is a citizen of the United States and a resident of the State of South Carolina.

        The Shareholder is currently retired. His principal occupation prior to retirement was chief executive officer and chairman of BI-LO, LLC and president and chief executive officer of Ahold USA Support Services in Mauldin, South Carolina.

        During the last five years, Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds and Other Consideration

        The Shareholder became the beneficial owner of shares of common stock through the following transactions:

(a)	The purchase of 17,500 Shares with personal funds in the Issuer’s initial offering on May 13, 1999;

(b)	Pursuant to a warrant agreement issued in consideration of his efforts as an organizer of the Issuer’s subsidiary bank. The warrants cover 7,500 shares and were issued on January 12, 1999 and became fully vested and exercisable on March 19, 2000;

(c)	Pursuant to an option agreement issued to directors of the Issuer. The options cover 2,500 shares and are fully vested and exercisable;

(d)	The purchase of 1,000 Shares with personal funds on May 16, 2000.

(e)	The purchase of 2,000 Shares with personal funds on May 24, 2002.

(f)	The purchase of 21,000 Shares with personal funds on June 5, 2002.

CUSIP No. 643598 10 5	13D	Page 4 of 5

Item 4.    Purpose of Transaction

        The Shareholder acquired his shares for investment purposes. The Shareholder has no current plans to acquire additional shares or dispose of his shares.

Item 5.    Interest in the Securities of the Issuer

    (a)        Shareholder beneficially owns 51,500 shares of the Company, or approximately 5.2% of the outstanding Shares, consisting of 41,500 Shares, a Warrant to purchase 7,500 Shares at a price of $10.00 per share and an option to purchase 2,500 shares at a price of $10.00 per share.

    (b)        Shareholder has the sole power to vote and direct the disposition of 41,500 Shares and has the right to acquire a total of 10,000 Shares through the exercise of options and warrants. Upon exercise, the Shareholder would have the sole power to vote and direct the disposition of those shares.

    (c)        Shareholder purchased 17,500 Shares with personal funds in the Issuer’s initial offering on May 13, 1999 at a price of $10.00; 1,000 Shares with personal funds on May 16, 2000 at a price of $6.50; 2,000 Shares with personal funds on May 24, 2002 at a price of $9.50; and 21,000 Shares with personal funds on June 5, 2002 at a price of $9.50. Shareholder was granted warrants to purchase 7,500 shares for $10.00 per share on January 12, 1999 for his service as an organizer. Shareholder also was granted options to purchase 2,500 shares for $10.00 per share on August 26, 1999 for his service as a director.

    (d)        Not applicable.

    (e)        Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The Shareholder is not a party to any contract, arrangement, understandings or relationships other than those listed herein.

Item 7.    Material to Be Filed as Exhibits

                 None.

(Signature on subsequent page.)

CUSIP No. 643598 10 5	13D	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2004	By: /s/ Marshall J. Collins, Jr.
Marshall J. Collins, Jr.